Filed by Rockley Photonics Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Rockley Photonics Limited

SC Health Corporation

(Commission File No. 001-38972)

Dear Rockley Photonics Community,

We have some exciting news to share about the company’s future.

We are announcing publicly today that we will be listing on the New York Stock Exchange via a combination with a Special Purpose Acquisition Company (SPAC) called SC Health Corporation (NYSE: SCPE). Over the last few weeks, SC Health Corporation & Rockley have successfully raised $150MM in equity from an impressive group of institutional investors. This capital raise is subject to completion of the overall transaction, which is being structured as a reverse merger in which existing Rockley shareholders will own the majority of the go-forward company. The funds raised will be combined with up to $173M that SC Health Corporation had already raised from its existing investors, assuming no redemptions (this capital has been maintained in a dedicated trust account since SC Health Corporation’s initial public offering). We are targeting to finalize the combination toward the end of Q2 2021 or early Q3 2021, following formal approval by SC Health Corporation’s shareholders of the transaction. At that time, Rockley will become a publicly traded company, which we expect to be listed on NYSE under a new ticker symbol, “RKLY”.

This transaction will allow the company to a raise a substantial amount of capital and in an efficient process while clearing the path to becoming a public company and enabling the business to accelerate. We are excited to have been able to achieve this milestone.

This is a tremendous opportunity for our company. We would not be in this position today without the hard work and support of all of our investors and employees who have helped us build this company into what it is today. We are beyond grateful to you all for your part in this.

The opportunity before us represents a leveling-up in all respects. We are hard at work preparing quickly for this new chapter as we become a public company.

Please find below a link to the press release for the Transaction.

We appreciate that there will be a lot of questions, and we look forward to answering them as further details become public.

Thank you for your continued support to date and we are excited for what’s ahead.

Andrew

Caution Regarding Forward Looking Statements

This document contains certain “forward-looking statements” for the combined company and any other statements regarding SC Health’s, Rockley’s or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance. These forward-looking statements include, but are not limited to, statements regarding SC Health’s or Rockley’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example, statements about: the anticipated capital raise and available capital after the business combination, the anticipated timing of the business combination and listing on the NYSE, the anticipated impact of the business combination to our business, including our ability to scale our technology and operations, and accelerate our growth; and our anticipated operations as a public company. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond SC Health’s or Rockley’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: (i) SC Health’s and Rockley’s ability to complete the transaction in the anticipated timeframe or at all; (ii) Rockley’s success in retaining or recruiting, or changes required in, officers, key employees or directors following the transaction; (iii) the availability of funds raised from existing investors being available to SC Health or the combined company; (iv) the potential ability to obtain additional financing to complete the transaction; (v) SC Health’s public securities’ liquidity and trading; (vi) the lack of a market for SC Health’s securities; (vii) the use of funds not held in the trust account or available to SC Health from interest income on the trust account balance; (viii) the trust account not being subject to claims of third parties; (ix) general economic conditions and Rockley’s financial performance; (x) the impacts of COVID-19; (xi) the number of SC Health shareholders voting against the business combination proposal; (xii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and Plan of Merger; (xiii) the ability to maintain the listing of new public entity upon completion of the business combination on a national securities exchange following the business combination; (xiv) changes adversely affecting the businesses in which Rockley is engaged; (xv) management of growth; (xvi) Rockley’s business strategy and plans; and (xvii) the result of future financing efforts, as well as factors described under the heading “Risk Factors” in SC Health’s registration on Form S-1 (File No. 333-232240), the registration statement on Form S-4 as described below, and other documents filed by SC Health from time to time with the U.S. Securities and Exchange Commission (the “SEC”) Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The forward-looking statements contained herein are based on SC Health’s and Rockley’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting SC Health and Rockley will be those that have been anticipated. SC Health and Rockley undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Additional Information

In connection with the proposed Business Combination between SC Health and Rockley, the parties intend to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of SC Health, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SC Health shareholders. SC Health also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SC Health and Rockley are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SC Health through the website maintained by the SEC at www.sec.gov.

The documents filed by SC Health with the SEC also may be obtained free of charge at SC Health’s website at www.schealthcorp.com or upon written request to 108 Robinson Road, #10-00, Singapore 068900.